UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Saul Centers, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

804395 10 1

(CUSIP Number)

William F Anhut, Jr.

7501 Wisconsin Avenue, Suite 1500

Bethesda, Maryland 20814

(301) 986-6108

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 26 Pages

Page 2 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

B. Francis Saul II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

31,866
8. SHARED VOTING POWER (See Item 6)

7,540,431
9. SOLE DISPOSITIVE POWER (See Item 6)

31,866
10. SHARED DISPOSITIVE POWER (See Item 6)

7,540,431

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,572,297
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.9%
14.	TYPE OF REPORTING PERSON

IN

Page 3 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

B. F. Saul Property Company (formerly Franklin Property Company)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

257,792
8. SHARED VOTING POWER (See Item 6)

0
9. SOLE DISPOSITIVE POWER (See Item 6)

257,792
10. SHARED DISPOSITIVE POWER (See Item 6)

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

257,792
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14.	TYPE OF REPORTING PERSON

CO

Page 4 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

Westminster Investing Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

397,039
8. SHARED VOTING POWER (See Item 6)

0
9. SOLE DISPOSITIVE POWER (See Item 6)

397,039
10. SHARED DISPOSITIVE POWER (See Item 6)

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

397,039
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14.	TYPE OF REPORTING PERSON

CO

Page 5 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

Van Ness Square Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

23,638
8. SHARED VOTING POWER (See Item 6)

0
9. SOLE DISPOSITIVE POWER (See Item 6)

23,638
10. SHARED DISPOSITIVE POWER (See Item 6)

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,638
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14.	TYPE OF REPORTING PERSON

CO

Page 6 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

B.F. Saul Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

District of Columbia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

221,105
8. SHARED VOTING POWER (See Item 6)

5,387,386
9. SOLE DISPOSITIVE POWER (See Item 6)

221,105
10. SHARED DISPOSITIVE POWER (See Item 6)

5,387,386

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,608,491
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.5%
14.	TYPE OF REPORTING PERSON

CO

Page 7 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

B.F. Saul Real Estate Investment Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

4,736,714
8. SHARED VOTING POWER (See Item 6)

392,880
9. SOLE DISPOSITIVE POWER (See Item 6)

4,736,714
10. SHARED DISPOSITIVE POWER (See Item 6)

392,880

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,129,594
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.7%
14.	TYPE OF REPORTING PERSON

OO

Page 8 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

Avenel Executive Park Phase II, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

441
8. SHARED VOTING POWER (See Item 6)

0
9. SOLE DISPOSITIVE POWER (See Item 6)

441
10. SHARED DISPOSITIVE POWER (See Item 6)

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

441
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14.	TYPE OF REPORTING PERSON

OO

Page 9 of 26 Pages
CUSIP NO. 804395 10 1	13D

1.	NAMES OF REPORTING PERSONS

Dearborn, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (See Item 6)

392,439
8. SHARED VOTING POWER (See Item 6)

0
9. SOLE DISPOSITIVE POWER (See Item 6)

392,439
10. SHARED DISPOSITIVE POWER (See Item 6)

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

392,439
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14.	TYPE OF REPORTING PERSON

OO

AMENDMENT NO. 26

TO

SCHEDULE 13D

ITEM 1.	Security and Issuer.

This statement on Schedule 13D, as amended from time to time (the “Schedule 13D”) is being filed with respect to the Common Stock, par value $.01 per share (the “Common Stock”) of Saul Centers, Inc., a Maryland corporation (“Saul Centers”), whose principal executive offices are located at 7501 Wisconsin Avenue, Suite 1500, Bethesda, Maryland 20814.

ITEM 2.	Identity and Background.

Item 2 is amended in its entirety to read as follows:

This statement is filed by (1) B. Francis Saul II, (2) B. F. Saul Property Company (formerly Franklin Property Company), (3) Westminster Investing Corporation, (4) Van Ness Square Corporation, (5) B. F. Saul Company (the “Saul Company”), (6) B. F. Saul Real Estate Investment Trust (the “Saul Trust”), (7) Avenel Executive Park Phase II, L.L.C. and (8) Dearborn, L.L.C., all or some of whom may be considered a group for the purposes of Rule 13d-1. B.F. Saul Property Company, Westminster Investing Corporation, Van Ness Square Corporation, the Saul Company, the Saul Trust, Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C are hereinafter referred to collectively as the “Saul Entities.”

B. Francis Saul II is Chairman of the Board, a Director and Chief Executive Officer of (i) Saul Centers, (ii) the Saul Company, (iii) the Saul Trust, and (iv) Chevy Chase Bank, F.S.B. (“Chevy Chase”). The business address for Mr. Saul, Saul Centers, Saul Company, the Saul Trust and Chevy Chase is 7501 Wisconsin Avenue, Bethesda, Maryland 20814. The principal business of each of the foregoing entities (except for Chevy Chase, which is a federally chartered savings bank) is the development, ownership and management of real estate, directly or through subsidiary entities. The Saul Company is a corporation organized and existing under the laws of the District of Columbia. The Saul Trust, a real estate investment trust organized and existing under Maryland law, is a majority owned subsidiary of the Saul Company. Chevy Chase is a majority owned subsidiary of the Saul Trust.

B. F. Saul Property Company, a Maryland corporation, and a wholly owned subsidiary of the Saul Company, is a company principally engaged in real estate management.

Westminster Investing Corporation, a New York corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Page 10 of 26 Pages

Van Ness Square Corporation, a Maryland corporation, is a company formerly engaged in the ownership and development of real estate and currently principally engaged in the ownership of equity interests in affiliated entities.

Avenel Executive Park Phase II, L.L.C., a Maryland limited liability company, is a company engaged in the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Avenel Executive Park Phase II, L.L.C.

Dearborn, L.L.C., a Delaware limited liability company, is a company engaged in the ownership and development of real estate and the ownership of equity interests in affiliated entities. The Saul Trust is the sole member of Dearborn, L.L.C.

The address of the principal business and principal office of each of the Saul Entities is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Information about the directors and/or executive officers of each of the Saul Entities is set forth in the following tables. B. Francis Saul II is ultimately in control of each of the Saul Entities.

B. F. Saul Property Company

Name[1]	Position with Company and Present Principal Occupation if Different
B. Francis Saul III	Chairman of the Board and President; Vice Chairman, Chevy Chase Bank, F.S.B., President and Director, Saul Centers, Inc.

Ross E. Heasley	Vice President and Director; Vice President and Assistant Secretary, Saul Centers, Inc.

Thomas H. McCormick	Senior Vice President and Director; Executive Vice President and General Counsel, Chevy Chase Bank, F.S.B.; Senior Vice President and General Counsel, Saul Centers, Inc.

Jessica L. Parker	Secretary and Director; Group Vice President, Chevy Chase Bank, F.S.B.

Steven N. Corey	Senior Vice President – Office Leasing

Henry C. Parrish III	Senior Vice President

Mark G. Carrier	Senior Vice President

[1]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 11 of 26 Pages

Kenneth D. Shoop	Treasurer and Vice President; Vice President and Chief Accounting Officer, Saul Centers, Inc.

James P. Sprouse	Vice President

Merle F. Sustersich	Vice President; Assistant Secretary, Saul Centers, Inc.

Bryon S. Barlow	Vice President – Office Management

Enio P. Guerra	Vice President

Barbara I. Reifsnider	Vice President

Alison B. Rubin	Vice President

Kenneth F. Kovach	Vice President

Donald A. Hachey	Vice President

Mark A. Hardy	Vice President

Mary Lou Mayer	Vice President; Vice President, Saul Centers, Inc.

David B. Newcome	Vice President

Daniel A. Rigaux	Vice President

Westminster Investing Corporation

Name[2]	Position with Company and Present Principal Occupation if Different
B. Francis Saul II	Chairman of the Board and President; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	Executive Vice President and Director; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

George M. Rogers, Jr.[3]	Director; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP.; Director, Chevy Chase Bank, F.S.B.

[2]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[3]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.

Page 12 of 26 Pages

Ross E. Heasley	Vice President and Treasurer; Vice President and Assistant Secretary, Saul Centers, Inc.

Merle F. Sustersich	Secretary; Assistant Secretary, Saul Centers, Inc.

Patrick T. Connors	Vice President

Van Ness Square Corporation

Name[4]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chairman; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	President, Secretary and Director; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

William F. Anhut, Jr.	Vice President, Treasurer and Director; Vice President, Saul Centers, Inc.

B. F. Saul Company
Name[5]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Chairman of the Board and President; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	Executive Vice President and Director; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

Thomas H. McCormick	General Counsel, Senior Vice President and Director; Executive Vice President and General Counsel, Chevy Chase Bank, F.S.B.; Senior Vice President and General Counsel, Saul Centers, Inc.

George M. Rogers, Jr.[6]	Director; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP; Director, Chevy Chase Bank, F.S.B.

[4]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.
[5]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 13 of 26 Pages

John R. Whitmore[7]	Director; Senior Advisor to The Bessemer Group, Inc.; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

Stephen R. Halpin, Jr.	Senior Vice President and Chief Financial Officer; Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.

Mark G. Carrier	Senior Vice President

Patrick T. Connors	Senior Vice President

Steven N. Corey	Senior Vice President – Office Leasing

William Hoy	Senior Vice President – Construction

Jessica L. Parker	Assistant Vice President and Secretary; Group Vice President, Chevy Chase Bank, F.S.B.

Robert Adler	Vice President

Scott G. Armstrong	Vice President

Bryon S. Barlow	Vice President – Office Management

Steven W. Brand	Vice President

Joan E. Cerimele	Vice President

Tricia Culpepper	Vice President; Vice President, Saul Centers, Inc.

Clyde R. Dismukes	Vice President

Deborah D. Gault	Vice President

Enio P. Guerra	Vice President

Donald A. Hachey	Vice President

Craig J. Hamilton	Vice President

Mark A. Hardy	Vice President

[6]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037.
[7]	Mr. Whitmore’s business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

Page 14 of 26 Pages

Burke F. Hayes	Vice President

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Kenneth F. Kovach	Vice President

David J. Makarsky	Vice President

David B. Newcome	Vice President

Henry C. Parrish III	Vice President

Victoria A. Perkins	Vice President

Barbara C. Phillips	Vice President; Vice President, Saul Centers, Inc.

Henry Ravenel, Jr.	Vice President

Barbara I. Reifsnider	Vice President

Daniel A. Rigaux	Vice President

Mark L. Rigsby	Vice President

Alison B. Rubin	Vice President

Sandra A. Seely	Vice President

Kenneth D. Shoop	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

John A. Spain	Vice President

James P. Sprouse	Vice President

Merle F. Sustersich	Vice President; Assistant Secretary, Saul Centers, Inc.

B. F. Saul Real Estate Investment Trust

Name[8]	Position with Company and Present Principal Occupation if Different

B. Francis Saul II	Trustee and Chairman; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

[8]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814 unless otherwise indicated.

Page 15 of 26 Pages

Gilbert M. Grosvenor[9]	Trustee; Chairman of the Board of Trustees, National Geographic Society; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

George M. Rogers, Jr.[10]	Trustee; Senior Counsel, Pillsbury Winthrop Shaw Pittman LLP.; Director, Chevy Chase Bank, F.S.B.

John R. Whitmore[11]	Trustee; Senior Advisor to The Bessemer Group, Inc.; Director, Saul Centers, Inc.; Director, Chevy Chase Bank, F.S.B.

Philip D. Caraci	Trustee; Vice Chairman, Saul Centers, Inc.

B. Francis Saul III	Trustee, Senior Vice President and Secretary; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

Stephen R. Halpin, Jr.	Vice President and Chief Financial Officer; Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.

Thomas H. McCormick	Vice President and General Counsel; Executive Vice President and General Counsel, Chevy Chase Bank, F.S.B.; Senior Vice President and General Counsel, Saul Centers, Inc.

Kenneth D. Shoop	Vice President, Treasurer and Chief Accounting Officer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Bryon S. Barlow	Vice President

Patrick T. Connors	Vice President

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Henry Ravenel, Jr.	Vice President

Mark G. Carrier	Vice President

Steven N. Corey	Vice President

William S. Hoy	Vice President

Henry C. Parrish III	Vice President

Daniel A. Rigaux	Vice President

John A. Spain	Vice President

Merle F. Sustersich	Vice President; Assistant Secretary, Saul Centers, Inc.

[9]	Mr. Grosvenor’s business address is National Geographic Society, 17th and M Streets, N.W., Washington, D.C. 20009.
[10]	Mr. Rogers’ business address is Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037
[11]	Mr. Whitmore’s business address is The Bessemer Group, Incorporated, 630 Fifth Avenue, New York, New York 10111.

Page 16 of 26 Pages

Avenel Executive Park Phase II, L.L.C.

Name[12]	Positionwith Company and Present PrincipalOccupation if Different
B. Francis Saul III	President; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

Kenneth D. Shoop	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Patrick T. Connors	Vice President

William S. Hoy	Vice President

Merle F. Sustersich	Secretary; Assistant Secretary, Saul Centers, Inc.

Dearborn, L.L.C.

Name[13]	Positionwith Company and Present PrincipalOccupation if Different
B. Francis Saul II	Chief Executive Officer; Chairman of the Board and Chief Executive Officer, Saul Centers, Inc. and Chevy Chase Bank, F.S.B.

B. Francis Saul III	President; Vice Chairman, Chevy Chase Bank, F.S.B.; President and Director, Saul Centers, Inc.

[12]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.
[13]	The business address of each person is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

Page 17 of 26 Pages

Ross E. Heasley	Vice President; Vice President and Assistant Secretary, Saul Centers, Inc.

Kenneth D. Shoop	Vice President and Treasurer; Vice President and Chief Accounting Officer, Saul Centers, Inc.

Patrick T. Connors	Vice President

William S. Hoy	Vice President

Henry C. Parrish III	Vice President

Merle F. Sustersich	Secretary

None of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment. To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years from the date of this Amendment.

None of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years from the date of this Amendment.

To the best of the knowledge and belief of the Saul Entities, none of the directors and/or executive officers of the Saul Entities was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years from the date of this Amendment.

All individuals named in this Schedule 13D are citizens of the United States of America.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is amended in its entirety to read as follows:

Saul Centers instituted a Dividend Reinvestment and Stock Purchase Plan in December 1995 (the “DRIP”) through which holders of Common Stock and holders of limited partnership interests in Saul Holdings Limited Partnership may choose to have some or all of their cash dividends or cash distributions automatically reinvested in shares of Common Stock. Since the filing of Amendment Number 25 to this Schedule 13D,

Page 18 of 26 Pages

Saul Centers has issued Common Stock pursuant to the DRIP on January 31, 2007. The Saul Trust, B. F. Saul Property Company, Van Ness Square Corporation, Avenel Executive Park Phase II, L.L.C., Dearborn, L.L.C. and Saul Company all participated in the DRIP and, consequently, were issued additional shares of Common Stock in lieu of receiving cash payments. The total amount reinvested and the number of shares acquired by such entities are as follows:

Saul Trust

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$2,998,581.54	$52.244	57,395.500

B. F. Saul Property Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$200,906.02	$52.244	3,845.518

Van Ness Square Corporation

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$249,033.02	$52.244	4,766.711

Avenel Executive Park Phase II, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$4,744.68	$52.244	90.817

Dearborn, L.L.C.

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$920,088.26	$52.244	17,611.300

Saul Company

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$92,123.50	$52.244	1,763.325

B. F. Saul Company Employees’ Profit Sharing Retirement Trust

The B. F. Saul Company Employees’ Profit Sharing Retirement Trust (the “Plan”) is a profit sharing retirement plan for the benefit of the employees of the Saul Company, its subsidiaries and other participating companies that invests its assets for the benefit of the employees of such companies. The Plan is intended to qualify under Section 401(a) of the

Page 19 of 26 Pages

Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is administered by four trustees: B. Francis Saul II, Alexander R.M. Boyle, Stephen R. Halpin, Jr. and Thomas H. McCormick. Because B. Francis Saul II shares the power to vote and to dispose of the shares of Common Stock acquired by the Plan, the Plan’s holding of such shares is being reported in this Schedule 13D. B. Francis Saul II disclaims beneficial ownership of the shares held by the Plan that exceed his pecuniary interest in the Plan.

Beginning in 1999, pursuant to a Deferred Compensation Plan for Directors, 100 shares of Common Stock were awarded annually as additional compensation to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. In April 2004, the shareholders of Saul Centers approved the adoption of the 2004 Stock Plan and, as a result, the Board of Directors of Saul Centers terminated the Deferred Compensation Plan for Directors. In its place, pursuant to the 2004 Stock Plan, in 2004 and each following year the Board of Directors approved an annual award of 200 shares of Common Stock to each person serving on the Board of Directors of Saul Centers as of the record date for the annual meeting of stockholders. B. Francis Saul II has elected to participate in the DRIP with respect to these shares. In addition, under the 2004 Stock Plan, Mr. Saul receives an annual grant of an option to purchase 2,500 shares. Options to purchase 7,500 shares are exercisable within 60 days of this Amendment. The total amount reinvested and the number of shares acquired by B. Francis Saul II is as follows:

B. Francis Saul II

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$563.50	$52.244	10.786

In addition, Mrs. Patricia E. Saul, the wife of B. Francis Saul II, has participated in the DRIP. The additional shares of Common Stock issued pursuant to the DRIP to Mrs. Patricia E. Saul are being reported in this Schedule 13D because B. Francis Saul II, by reason of his possible influence over his wife, has or might be deemed to have sole or shared voting and dispositive power over such shares. Mr. Saul disclaims beneficial ownership of all shares held by Mrs. Patricia E. Saul.

The amounts reinvested and the number of shares issued pursuant to the DRIP are listed below:

Patricia E. Saul (Mrs.)

Date of DRIP Reinvestment	Amount reinvested	Price per share	Number of shares purchased
January 31, 2007	$29,012.66	$52.244	555.330

ITEM 4.	Purpose of Transaction.

Item 4 is amended in its entirety to read as follows:

The purpose of the acquisition of shares of Common Stock by the Saul Entities, the Plan, the Trusts (as defined in Item 5(b) below), B. Francis Saul II and Patricia E. Saul is investment. The Saul Entities, the Plan, the Trusts, B. Francis Saul II and Patricia E. Saul may purchase additional shares of Common Stock from time to time for the purpose of investment, subject to ownership limitations set forth in the Articles of Incorporation, as amended, of Saul Centers.

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ITEM 5.	Interest in Securities of the Issuer.

Item 5 is amended in its entirety to read as follows:

a. The number and percentage of Common Shares beneficially owned by the reporting persons are set forth in the following table:

Reporting Person	Number of Shares Beneficially Owned		Percentage Of Class (%)
B. Francis Saul II	7,572,297	(1)	43.9
B. F. Saul Company	5,608,491	(2)	32.5
B. F. Saul Real Estate Investment Trust	5,129,594	(3)	29.7
Westminster Investing Corp.	397,039		2.3
Avenel Executive Park Phase II, L.L.C.	441		0.0
Dearborn, L.L.C.	392,439		2.3
B. F. Saul Property Company	257,792		1.5
Van Ness Square Corporation	23,638		0.1

(1)	Includes all of the shares of Common Stock acquired by the Saul Entities, the Plan, the Trusts and Mrs. Patricia E. Saul. B. Francis Saul II owns 1,352 shares of Common Stock directly and owns options to purchase 7,500 shares of Common Stock that are exercisable within 60 days. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by Mr. Saul because he has or may be deemed to have sole or shared voting and/or investment power in respect thereof. The Plan holds 1,441,629 shares of Common Stock. Mr. Saul disclaims beneficial ownership of 23,014 shares held by the Trusts, 69,633 shares held by Mrs. Patricia E. Saul, and certain shares held by the Plan that exceed his pecuniary interest in the Plan.
(2)	Includes all of the shares of Common Stock acquired by B. F. Saul Property Company, the Saul Trust, Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. B. F. Saul Company owns 221,105 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Company because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.
(3)	Includes all of the shares of Common Stock acquired by Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. The Saul Trust owns 4,736,714 shares of Common Stock directly. Pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, the shares of Common Stock described above are considered to be beneficially owned by the Saul Trust because it has or may be deemed to have sole or shared voting and/or investment power in respect thereof.

The number of Common Shares beneficially owned collectively by the reporting persons and other affiliates of B. Francis Saul II excludes 5,416,415 units of limited partnership interest in Saul Holdings Limited Partnership, a Delaware limited partnership

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(the “Partnership”), which units, in general, are convertible into shares of Common Stock on a one-for-one basis. However, under the terms of the limited partnership agreement of the Partnership, at the current time, these 5,416,415 units may not be converted into shares of Common Stock because such conversion would cause the reporting persons and other affiliates of Mr. Saul to beneficially own collectively greater than 24.9% of the outstanding shares of Common Stock. b. The Saul Entities have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock directly owned by each. The Saul Company shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Trust, B. F. Saul Property Company, Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. The Saul Trust shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by Avenel Executive Park Phase II, L.L.C. and Dearborn, L.L.C. B. Francis Saul II shares the power to vote or to direct the vote and to dispose or to direct the disposition of shares of Common Stock owned by the Saul Entities and the Plan with the other directors, trustees or general partners of the Saul Entities, and the other trustees of the Plan, respectively. The information required by Item 2 with respect to the other directors, trustees and general partners of the Saul Entities is set forth in Item 2 above. The information required by Item 2 with respect to the other Plan trustees is set forth in the following table:

Name	Principal Occupation
Alexander R. M. Boyle	Vice Chairman, Chevy Chase Bank, F.S.B.
Stephen R. Halpin, Jr.	Executive Vice President and Chief Financial Officer, Chevy Chase Bank, F.S.B.; Vice President and Chief Financial Officer, B. F. Saul Real Estate Investment Trust; Vice President and Chief Financial Officer, B. F. Saul Company
Thomas H. McCormick	Executive Vice President and General Counsel, Chevy Chase Bank, F.S.B.; Senior Vice President and General Counsel, Saul Centers, Inc.

The business address of Messrs. Boyle, Halpin and McCormick is 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

B. Francis Saul II, as sole trustee of the Sharon Elizabeth Saul Trust, the Elizabeth Willoughby Saul Trust, the Andrew M. Saul Trust, and the Patricia English Saul Trust (collectively, the “Trusts”), has the sole power to vote and the sole power to direct the disposition of 23,014 shares of Common Stock held by these Trusts. Because of his possible influence over the trustees and beneficiaries of the trusts named below and over his wife, Mrs. Patricia E. Saul, Mr. Saul might be deemed to have shared voting or dispositive power over the shares of Common Stock owned by such trusts and by Mrs. Saul as indicated by the following table:

Owner	Number of Shares
Bank of America, N.A., Trustee FBO Francis Saul III & Andrew M. Saul II u/a w/B. Francis Saul II dated 12/30/76	24,500
Bank of America, N.A., Trustee u/w Andrew M. Saul FBO Elizabeth W. Saul	1,000
Trust FBO Elizabeth W. Saul	8,621
u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee
Trust FBO Andrew M. Saul II u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	6,121
Trust FBO Patricia English Saul u/a dated 12/15/71, George M. Rogers, Jr., Successor Trustee	8,321
Trust FBO Sharon Elizabeth Saul u/a dated 12/31/70, George M. Rogers, Jr., Successor Trustee	3,000
Patricia E. Saul (Mrs.)	69,633

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Because Mr. Saul is not the beneficial owner of the shares held by the trusts listed above, these shares are not included in Mr. Saul’s holdings in Item 5(a) above. However, because Mr. Saul has an indirect pecuniary interest in the shares held by his wife, Mrs. Patricia E. Saul, these shares are included in Mr. Saul’s holdings in Item 5(a) above.

The information with respect to the trustees of these trusts and with respect to Mrs. Saul required by Item 2 is as follows.

Bank of America, N.A. is a national banking association with its principal business address and the address of its principal office at 1501 Pennsylvania Avenue, N.W., Washington, D.C. 20013.

George M. Rogers, Jr. is an attorney at law, whose principal occupation is as a senior counsel in the law firm of Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street, N.W., Washington, D.C. 20037, which is also Mr. Rogers’ business address.

Patricia E. Saul is the wife of B. Francis Saul II. She resides at One Quincy Street, Chevy Chase, Maryland 20815. Her principal occupation is that of housewife.

To the best of the information and belief of the persons filing this statement, during the past five years from the date of this Amendment, neither Bank of America, N.A., nor Mr. Rogers, nor Mrs. Saul, nor any of the Plan trustees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rogers, Mrs. Saul and the Plan trustees are citizens of the United States of America.

c. Other than as described in Item 3 above, the following are the only transactions known to the persons filing this statement since the filing of Amendment No. 25 to this Schedule 13D.

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The Saul Trust acquired shares of Common Stock in the open market on the dates, in the amounts and for the total cost indicated in the following table:

Date of Purchase	Number of Shares	Price per Share	Total Cost
December 21, 2006	9,500	$55.86	$530,708.00
December 22, 2006	2,500	$55.17	$137,933.00
December 26, 2006	9,000	$55.01	$495,100.80
December 27, 2006	2,500	$56.64	$141,591.00
December 28, 2006	2,000	$56.09	$112,175.00
December 29, 2006	6,300	$56.14	$353,654.28
February 27, 2007	57,000	$58.55	$3,337,350.00
February 28, 2007	10,500	$57.46	$603,318.45
March 2, 2007	10,000	$58.43	$584,328.00
March 5,2007	13,100	$57.42	$752,254.40

d. Beneficiaries of the Plan, beneficiaries of the Trusts, and Mrs. Patricia E. Saul have the right to receive dividends from, and the proceeds from the sale of, the shares of Common Stock acquired by the Plan, the Trusts, and Mrs. Saul, respectively. The interest of no such beneficiary, or Mrs. Patricia E. Saul, relates to more than five percent of the Common Stock.

e. Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement dated as of September 6, 2005, incorporated by reference to Exhibit 1 to Amendment No. 23 to the Schedule 13D, filed with the Securities and Exchange Commission on September 8, 2005.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ B. Francis Saul II
March 6, 2007	B. Francis Saul II

B. F. SAUL COMPANY

March 6, 2007	By:	/s/ B. Francis Saul II
B. Francis Saul II, President

B. F. SAUL PROPERTY COMPANY

March 6, 2007	By:	/s/ Ross E. Heasley
Ross E. Heasley, Vice President

WESTMINSTER INVESTING CORPORATION

March 6, 2007	By:	/s/ B. Francis Saul II
B. Francis Saul II,
Chairman and President

VAN NESS SQUARE CORPORATION

March 6, 2007	By:	/s/ B. Francis Saul II
B. Francis Saul II,
Chairman

AVENEL EXECUTIVE PARK PHASE II, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

March 6, 2007	By:	/s/ B. Francis Saul II
B. Francis Saul II,
Chairman

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DEARBORN, L.L.C.

	By:	B.F. SAUL REAL ESTATE INVESTMENT TRUST, its sole member

March 6, 2007	By:	/s/ B. Francis Saul II
B. Francis Saul II,
Chairman

B. F. SAUL REAL ESTATE INVESTMENT TRUST

March 6, 2007	By:	/s/ B. Francis Saul II
B. Francis Saul II,
Chairman

Page 26 of 26 Pages